Mr. Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	The Beacon Financial Futures Fund, L.P.

Form 10-K for the year ended 12/31/2005

Filed on 3/31/2006

File No. 001-12486

Dear Mr. Lee,

I am in receipt of your letter dated December 21, 2006. I am responding to the comments contained in your letter regarding our 2005 10-K report. Your original comments are listed below and our response is listed in bold following each comment.

1. We note that you have not included a statement of cash flows in accordance with Item 3.02 of Regulation S-X. Please advise us how you have complied with paragraph 7 of SFAS 102, which requires an enterprise to provide a statement of changes in net assets to the extent a cash flow statement is not provided.

We have complied with paragraph 7 of SFAS 102 by providing the “Statements of Changes in Partner’s Capital” on page 22.

2. We note that the indemnification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

We will revise future filings to exclude the title of the certifying individual.

3. In addition, per your request we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Mark S. Stratton
President of Beacon Management Corporation
General Partner